Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 27 DATED APRIL 27, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

•	Update our asset acquisitions.

Asset Acquisitions

The following information supplements the section of the Offering Circular captioned “Plan of Operation”:

Orange Tree Village – Tucson, AZ

On April 23, 2018, we acquired a $2,275,000 preferred equity investment (the “Investment”) related to the acquisition and renovation of Orange Tree Village, a 110 unit, eight-building Class B apartment complex in Tucson, Arizona (the “Property”). We believe, the Property has upside potential through proactive management, focused capital repositioning, rebranding, and implementation of new services and amenities.

We acquired the Investment from Realty Mogul Commercial Capital, Co. (“RMCC”) for a purchase price of $2,291,683, which represents (i) the principal amount and (ii) any accrued but unpaid interest on the investment. The Investment is interest only with a fixed interest rate of approximately 12.0% and has a remaining term of approximately 35 months, as of the acquisition date.

The Property is located at 645 W. Orange Grove Rd., Tucson, Arizona 85704. The Property was built in 1981 and features 155 parking spaces, comprising 45 surface spaces and 110 covered spaces, a parking ratio of 1.4 spaces per unit. The Property has undergone minimal renovations since 1981 and currently features the original amenities:  fitness center, clubhouse and outdoor pool. The unit mix includes standard 1 bedroom/1 bathroom and 2 bedroom/2 bathroom units as well as larger townhome-style units with 2 bedroom/2 bathroom and 3 bedroom/2 bathroom configurations. The Property's units are generally larger than those of its competitors. The Property has an average unit size of 1,274 square feet, is competitively priced, and was 89.1% leased as of February 21, 2018.

The real estate company sponsoring this transaction is an Orange County-based private real estate investment company founded in 2014. The real estate company invests in multifamily and hotel assets across the Western United States. The real estate company’s three principals have overseen $2.2 billion in hotel and multifamily acquisitions, and its current portfolio consists of 14 multifamily assets and one hotel asset, totaling $76 million in assets under management. The company has previously transacted on four multifamily asset acquisitions in Tucson. One of the four Tucson multifamily assets has gone full cycle and was sold in 2017 for approximately 35% more than the acquisition price.

The real estate company plans to engage in a renovation of the exterior and common spaces as well as the unit interiors. While the Property has been maintained moderately well, it is dated. Renovations of the exterior and amenity spaces will include exterior painting, roof repairs, landscaping, and renovations of the pool area, fitness center and clubhouse. Presently, the unit interiors remain largely the same as when they were built. Renovations of unit interiors will include refaced cabinets, and new countertops, doors and flooring (approximately $8,000 average per unit).

In addition to the physical improvement, the real estate company plans to engage its affiliated management company to implement initiatives to improve operating cash flows, including improving both online and physical marketing, building a stronger tenant profile, controlling operating expenses and driving rent increases through tenant turn-over and conversion of below-market rents to market.

Located in the Casas Adobes submarket of Tucson, the Property is approximately nine miles north of the Tucson urban center. The Property is also a 12-minute drive to I-10 and immediately adjacent to Highway 77, a major north/south artery for northern Tucson.

Nearby employment drivers include the University of Arizona, the Banner Medical Center expansion, Raytheon and various retailers along Oracle Road. Heritage Elementary School and Carrie Gaulbert Cox Park are also each located nearby. In addition, major shopping centers, including the Tucson Mall, are located nearby.